February 13, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambac Financial Group, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed on February 29, 2008
Form 10-Q for the quarter ended March 31, 2008
Filed on May 12, 2008
Form 10-Q for the quarter ended June 30, 2008
Filed on August 11, 2008
Form 10-Q for the quarter ended September 30, 2008
Filed on November 10, 2008
File No. 1-10777

Dear Mr. Rosenberg:

This letter is submitted on behalf of Ambac Financial Group, Inc. (“Ambac”) in response to comments received from the Securities and Exchange Commission staff (“Staff”), in a letter dated January 30, 2009, with respect to Ambac’s Form 10-K for the fiscal year ended December 31, 2007 filed on February 29, 2008 (“2007 Form 10-K”), Ambac’s Form 10-Q for the quarter ended March 31, 2008 filed on May 12, 2008 (“March 31, 2008 Form 10-Q”), Ambac’s Form 10-Q for the quarter ended June 30, 2008 filed on August 11, 2008 (“June 30, 2008 Form 10-Q”) and Ambac’s Form 10-Q for the quarter ended September 30, 2008 filed on November 10, 2008 (“September 30, 2008 Form 10-Q”). The January 30, 2009 letter is a follow up to our response letter dated January 8, 2009, with respect to Ambac’s 2007 Form 10-K, March 31, 2008 Form 10-Q, June 30, 2008 Form 10-Q and September 30, 2008 Form 10-Q.

Ambac appreciates the efforts of the Staff in this review process. Enhancement of the overall disclosures in our filings is an objective that we share with the Staff and one that we continuously consider in our filings. In connection with responding to your comments, we acknowledge that Ambac is responsible for the adequacy and accuracy of the disclosures in our filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not preclude the SEC from taking any action with respect to the filing; and that Ambac may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For reference purposes, the text of your January 30, 2009 letter has been reproduced in this letter with responses directly following the reproduced text. The section subheader and page number in each comment refers to Ambac’s September 30, 2008 Form 10-Q.

In each of our responses below where we indicate we will provide revised disclosures in the future, we will begin including those disclosures in the December 31, 2008 Form 10-K.

Securities and Exchange Commission Staff Comments:

Form 10-Q for the quarter ended September 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

February 13, 2009

Loss and Loss Expenses, page 69

1.	We acknowledge your response to prior comment 1. Please disclose what the 4.5% discount rate represents and the rationale for using this rate.

Ambac response:

As disclosed in Note 3 of the September 30, 2008 Form 10-Q, Ambac accounts for its claim liabilities based in part on the short-duration accounting guidance in SFAS No. 60, Accounting and Reporting by Insurance Enterprises. SFAS 60 does not specify what discount rate to use for estimating claim liabilities. SAB Topic 5N, Discounting By Property-Casualty Insurance Companies, notes that the SEC will not object to an insurance enterprise using the same rates to discount claim liabilities for short-duration contracts for U.S. GAAP reporting that it uses for statutory reporting with respect to the same claim liabilities. For statutory reporting, Ambac applies the guidance in Statement of Statutory Accounting Practices No. 60, Financial Guaranty Insurance (“SSAP 60”). SSAP 60 permits the use of a discount rate equal to the average rate of return on the admitted assets of the insurance enterprise in discounting claim liabilities. The discount rate shall be adjusted at the end of each calendar year. The 4.5% discount rate is determined in accordance with SSAP 60. We will specify the relevant accounting guidance we used to develop the discount rate in future filings.

Note 10 – Fair Value Measurements,

Derivative Instruments, page 27

2.	You disclose in Note 17 to your December 31, 2007 consolidated financial statements that you had credit derivative assets at December 31, 2007. Please revise your disclosure to describe what the credit derivative assets represent. To the extent that the assets are a result of the widening of your own credit spread related to your CDS fair value calculation, please address the following:

a.	Provide us with an analysis that demonstrates that the recognition of the credit derivative asset satisfies all three characteristics of an asset defined in paragraph 26 of Statements of Concepts 6.
b.	Please identify the market for the credit derivative asset.
c.	Tell us how you considered the fact that SFAS 157 does not require that financial assets (as opposed to financial liabilities) be transferred to an entity with the same credit risk as the company. It appears that whether you have a derivative asset or a derivative liability is premised in large part on the credit risk of the hypothetical buyer relative to your credit risk.
d.	Help us understand whether, under the contractual terms of your credit default swaps, you can collect premiums from the protection buyer in situations where it appears, from credit spread widening or otherwise, that you maybe unable to stand ready to perform.
e.	Describe the protection buyer’s termination rights. In your response, please tell us whether the protection buyer can terminate the contract if it appears that you will be unable to stand ready to perform.

Ambac response:

The credit derivative assets disclosed in our December 31, 2007 financial statements arose from tightening reference obligation credit spreads on a small number of credit default swap transactions compared to spreads at the time those CDS contracts were written. As discussed in our previous responses and described more completely in Note 10 to the Unaudited Consolidated Financial Statements included in our September 30, 2008 Form 10-Q, underlying our fair value methodology for CDS is the assumption that financial guarantee CDS contracts would trade among market participants at a cost representing some portion of the reference obligation’s credit spread. Our internal CDS valuation model calculation represents the net present value of the difference between the fees Ambac originally charged for the credit protection and our estimate of what a financial guarantor of comparable credit worthiness would hypothetically charge to provide the same protection at the balance sheet date.

February 13, 2009

In determining the CDS fee that would be charged at the valuation date, the ratio of CDS fees-to-reference obligation spread is assumed to remain unchanged from the inception of the transaction (in the absence of credit deterioration or general observable shifts in financial guarantor pricing). Applying this methodology to a CDS on a reference obligation for which spreads have narrowed results in a mark-to-market gain on the CDS contract, since the lower spread on the reference obligation would translate into a lower hypothetical exit price CDS fee than Ambac is actually receiving on the transaction.

The widening of Ambac’s own credit spread cannot result in our recognition of an asset on a CDS contract. Ambac’s CDS valuation methodology is designed to estimate the hypothetical cost of transferring our CDS contract to another financial guarantor of equal credit standing. Under our methodology, determination of the CDS fair value requires estimating financial guarantee CDS fees for a given credit at the valuation date and estimating the present value of those fees. Our approach begins with pricing in the risk of default of the reference obligation using that obligation’s credit spread. The widening of the reference obligation spread results in a mark-to-market loss to Ambac, as the credit protection seller, and a gain to the credit protection buyer because the cost of credit protection on the reference obligation (ignoring CDS counterparty credit risk) will be greater than the amount of the actual contractual CDS fees. To factor in the risk of Ambac’s non-performance as viewed by the market, we adjust the discount rate used to calculate the present value of hypothetical future CDS fees by adding the cost of credit default swap protection against Ambac Assurance to the LIBOR curve as of the valuation date. By incorporating the market cost of credit protection on Ambac into the discount rate, the fair value of Ambac’s liability (or the asset from the perspective of the credit protection buyer) will be decreased by an amount that reflects the market’s pricing of the risk that Ambac will not pay. In instances where narrower reference obligation spreads result in a CDS asset to Ambac, or when Ambac has a CDS asset arising from reinsured CDS exposure, those hypothetical future CDS fees are discounted at a rate which does not incorporate Ambac’s own spread but rather incorporates our counterparty’s credit risk.

We believe this approach results in a reasonable reflection of fair value, including the impact of our own credit standing for CDS liabilities and our counterparty’s credit standing for CDS assets, from the perspective of both our financial guarantee CDS counterparties and the hypothetical market participants (i.e. financial guarantors of comparable credit standing) contemplated in our adoption of FAS 157.

Please feel free to contact me at (212) 208-3177 should you require further information or have any questions.

Sincerely,

/s/ Sean T. Leonard

Sean T. Leonard

Senior Vice President and

Chief Financial Officer

February 13, 2009

Copy to:	David Wallis
President and Chief Executive Officer
Ambac Financial Group, Inc.

Kevin J. Doyle, Esq.
Senior Vice President and General Counsel
Ambac Financial Group, Inc.

John Schwolsky, Esq.
Dewey & LeBeouf LLP

Joel Parker
Accounting Branch Chief
Securities and Exchange Commission

Gus Rodriguez
Accounting Branch Chief
Securities and Exchange Commission

John Bendl
Partner
KPMG

Paul Laurenzano
Partner
KPMG